UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31775/ August 26, 2015

_____

In the Matter of	:
	:
ACP STRATEGIC OPPORTUNITIES FUND II LLC	:
Ascendant Capital Partners LP	:
C/O Barlow Partners	:
880 Third Ave., 3rd Floor	:
New York, NY 10022	:
	:
(811-21031)	:
	:

_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

ACP Strategic Opportunities Fund II LLC filed an application on July 17, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On July 31, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31732). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary